4/28


03050486

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME LG Electronics Inc.

*CURRENT ADDRESS


PROCESSED
MAY 20 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3857 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/8/03

Filing No. : 82-3857


LG Electronics

April, 2003

 LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

Mr. Paul M. Dudek
Office of International Corporate Finance
Division of Corporation Finance
U.S Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

April 14, 2003

* Filing No. : 82-3857

Dear Mr. Dudek,

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are submitting the enclosed documents covering from September, 2002 to the date that LG Electronics Inc. (formerly Goldstar Co., Ltd.) is required to make public, file with the U.S. Securities and Exchange Commission.

Further, we will keep providing to the Commission, on a timely basis, all information required by Rule 12g3-2(b).

If you have any question, please do not hesitate to contact International Finance Group of LG Electronics at (822) 3777-3449.

Sincerely yours,



K.O. Kim
Senior Manager
International Finance Group

CONTENTS

I. The Company's Issuance of Debentures

LG Electronics Inc.
Documents Released by LG Electronics Inc.
Since September, 2002 and
Furnished to the SEC Under Rule 12g3-2(b)

Report to KFSC

Registration statements/ Prospectus for the Company's issue of the following securities by Public Offering

Issuance of non-guaranteed FRN in the amount of USD 200 Million	Amount :	USD 200 million
	Issue Date :	October 17, 2002
	Maturity Date :	October 17, 2004 ($100 million) and October 17, 2005 ($100 million)
	Coupon Rate :	6M Libor + 0.50% ($100 million maturing in 2004) and 6M Libor + 0.60% ($100 million maturing in 2005)

Report on the Company's issuance of the following debentures by private placement

None

Issuance of non-guaranteed FRN in the amount of USD 200 Million

1. Issuer :	LG Electronics Inc.
2. Lead Manager :	Citi Bank/Salomon Smith Barney, Kookmin Bank, Shinhan Bank
3. Details of Subscription :	(1) Closing date of subscription : May 31, 2002 (2) Amount subscribed : USD 200,000,000 (at par) (3) Coupon rate : 6M Libor + 0.66%
4. Date of Maturity :	October 17, 2002
5. Amount of Proceed :	(1) Total net proceeds : USD 198,850,000 (2) Total cost : USD 1,150,000 (0.575%)
6. Use of Proceeds :	To refinance exiting debts and general working capital

II. Public Announcements

Report to KSE

Direct public announcement &
Report of the contents of
direct public announcement

Change in Shareholder	September 17, 2002
Overseas Issuance of Bonds	October 1, 2002
Facility Investment	November 15, 2002
Expected Sales of 2002	November 20, 2002
Business Plan	November 20, 2002
Share Repurchase	January 10, 2003
Additional Restructuring Expenses for CRT in 4Q	January 9, 2003
Conversion of Overseas DR into Underlying Shares	January 13, 2003
Income for 2002	February 5, 2003
1st Annual General Meeting of Shareholders	February 14, 2003
Resolutions of Annual Shareholders	March 14, 2003
Appointment of Independent Director	March 14, 2003

Change in Shareholder

Details

- Bidder: LG Electronics Investment, Ltd.
- Method: Tender Offer
- Target company: LG Electronics Inc.
- Number of shares to be purchased: 32,028,000 common shares
- Number of shares tendered: 27,859,725 shares
- Number of shares purchased: 27,859,725 shares
- Total amount: KRW 1,384,628,332,500 (KRW 49,700 per share)

Overseas Issuance of Bonds

1. Class of Bonds: FRN (Series No.: 34)
2. Total Issuing Amount by Face Value: U$200,000,000
3. Method: Euro Public Offering
4. Details

   2-year Maturity

   Amount: U$100,000,000
   Coupon Rate: 6M Libor + 0.50%
   Payment Date: October 17, 2002
   Maturity Date: October 2004

   3-year Maturity

   Amount: U$100,000,000
   Coupon Rate: 6M Libor + 0.60%
   Payment Date: October 17, 2002
   Maturity Date: October 2005

5. Use of Funds Raised: Operating Funds / to Refinance Existing Debts
6. Date of Board Resolution: September 30, 2002

(1 of 3 Auditors/Outside Directors Present)

Facility Investment

1. Object of Investment: PDP 2nd Line
2. Amount of Investment: KRW 135,000,000,000
   - Paid-In Capital: KRW 783,961,275,000
   - Ratio to Paid-In Capital: 17.22%
3. Operating Plan: Production of 300 thousand PDP Modules per year
4. Purpose of Investment: Expansion of production capability in respond to the increase in demand
5. Investment Period: November 2002 ~ 2003
6. Location: Kumi, Kyungbook Province, Korea
7. Date of Board Resolution: November 14, 2002
   - 3 Outside Directors / Auditors present

Expected Sales, Operating Income of Year 2002

1. Expected Sales of Year 2002
   - KRW 18.4Trilion ~ 18.5Trilion (15% ~ 16% Growth YoY)

2. Expected Operating Income of Year 2002
   - KRW 1.2Trilion (More than 50% Growth YoY)

3. Reasons of Expectation
   - Highly improved performance in mobile handset business (especially GSM)
   - Launching on high-end products such as TROMM, DIOS and investing in the brand value
   - Favorable turn out in some slump business such as PCB
   - The demerger improved transparency.
   - Significantly Reduced its amount of the debt

4. The 1st quarter portion of the above data: the 1st quarter portion of the expected sales, and operating income which were incurred before the demerger, will not be included in the 2002 financial statements.

5. The above statement is expectations and can be different from the final result.

Business Plan

1. Investment Plan in Year 2003

   Total amount of investment during Year 2003 will be KRW 770Bilion (including KRW 100bilion for R&D facilities), which is 35% more than year 2002's KRW 570bilion. Investment in PDP 2nd line and in mobile handset production capability is the key investment next year.

   We are planning to reinforce our market status in core business such as mobile phones, digital TV and PDP and also develop home-network-equipped products and next generation communication devices as future business.

2. Business Target (Global Market Share and Ranking)

	'02 Estimated Market Share (ranking)	'05 Target Market Share (ranking)
Mobile Handsets	3.8%(6th)	8%(5th)
Digital TV	8%(7th)	14%(2nd)
PDP	12%(5th)	23%(1st)
LCD	17%(2nd)	20%(1st)
Appliance	5.3%(6th)	8%(3rd)
Optical Storage	21.4%(1st)	27%(1st)
Digital AV	10.7%(2nd)	15%(1st)

Share Repurchase

1. Purpose of share repurchase
: Incentive for staff

2. Shares to be repurchased
: 250,000 common shares

3. Method of purchase
: Acquisition in securities market through securities brokerage firms

4. Expected repurchase value
: KRW 10,750,000,000

5. Treasury stock before repurchase
: 200,000 common shares

6. Repurchase period
: Jan 14 ~ Apr 13, 2003

Additional Restructuring Expenses for CRT in 4Q

LG Electronics booked approximately KRW 130bilion in equity method appraisal losses from asset impairment* on LG.Philips Displays` (CRT subsidiary) fixed assets during 4Q 2002. The actual restructuring is planned to be conducted during 2003 on fixed assets of LG.Philips Displays

*__Asset Impairment__: An item applied under US GAAP where the utility of an asset is considered and, if this actual value is lower than the asset`s book value, the book value is adjusted to reflect the lower valuation

Conversion of Overseas DRs into Underlying Shares

class of DRs	Number of shares to be delivered	Balance of DRs at 2002/04/22[1]	Number of DRs converted since 2002/04/22[1]	Balance of DRs at current disclosure date
GDR (preferred stock)	1,695,621	7,300,876	3,391,242	5,284,224
GDR (common stock)	18,300	188,776	36,600	1,513,326
Total	1,713,921	7,489,652	3,427,842	6,797,550

1) The date when LGE stocks were re-listed in Korean Stock Exchange after the demerger.

2) 2 DRs equal 1 underlying stock.

Income for Year 2002

1. 2002 Income

(units: billion KRW)	Year	4Q
Sales	18,603	4,609
Gross Profit	4,349	925
Operating Income	1,029	42
Ordinary Income	675	-260
Net Income	498	-179

* The above data include 1st quarter results (before demerger), which will not be included in the official income statements. (See below for post-demerger)

Official Income of LG Electronics (units: billion KRW)

<April – December 2002>

Sales	13,905
Gross Profit	3,174
Operating Income	662
Ordinary Income	399
Net Income	278

* The above statements are not audited and may be different after audit.

2. 2003 Plan

Sales	KRW 18 - 18.3 trillion
Facility Investment	KRW 770 billion
R&D Investment	KRW 980 billion

1 st Annual General Meeting of Shareholders

In accordance with Article 22 of Articles of Incorporation, we would like to inform you that the 1 st Annual General Meeting of Shareholders of LG Electronics Inc. shall be held as set forth below:

1. Date & Time: 11:00 a.m., Friday, March 14, 2003
2. Place: Underground Auditorium, East Tower, LG Twin Towers
   20, Youido-dong, Youngdungpo-gu, Seoul
3. Purpose of Meeting:
   1) Items to be Reported: Auditors' Report and Business Results,
      Nomination of External Auditor
   2) Agenda to be Approved:
      1 st Item: Approval of proposed FY2002 Balance Sheet, Income Statement, Appropriation of Retained Earnings, and Transaction Report with Major Shareholders
      - Expected cash dividend per share:
        KRW 1,000 for a common share,
        KRW 1,050 for a preferred share,
      2 nd Item: Amendment to Articles of Incorporation
      3 rd Item: Election of Directors
      4 th Item: Election of Audit Committee Members
      5 th Item: Approval of Payroll Limit for Directors

Resolutions of Annual Shareholders` Meeting

1. Approval of financial statements for year 2002 (unit: KRW)

total assets	10,132,578 million
total debts	7,127,526 million
paid-in capital	783,961 million
shareholders` equity	3,005,052 million
sales	13,905,098 million
ordinary profit	399,113 million
net profit	277,716 million
net profit per share	1,768

auditor`s opinion: adequate

2. Details of dividends (unit: KRW)

dividends per share	
common stock	1,000
preferred stock	1,050
total dividends	157,431 milion
dividend ratio to par value	
common stock	20%
preferred stock	21%
dividend ratio to market value	
common stock	2.17%
preferred stock	4.53%
payout ratio	56.69%

3. Status of directors

appointment of directors : director Kim Ssang-Su,
director Kwon Young-Soo,
independent director Kang Seuk-Jin

independent directors

- number of total directors: 8
- number of independent directors: 4
- ratio of independent to the total directors(%): 50%

number of audit committee members
- independent directors: 3
- standing directors: 0

4. Details of other resolutions

1 st Item: Approval of proposed FY2002 Balance Sheet, Income Statement, Appropriation of Retained Earnings
: Approved

2 nd Item: Amendment to Articles of Incorporation
: Approved

3 rd Item Election of Directors
: Approved

4 th Item: Election of Audit Committee Members
: Approved

5 th Item: Approval of Payroll Limit for Directors
: Approved

5. Date of shareholders` meeting: March 14, 2002

Election of Independent Director/Audit Committee Members

1. Date of General Shareholders' Meeting: March 14, 2003

2. Elected Independent Director

   Kang Seuk-Jin
   - DOB: May 1939
   - Education: Graduate Studies, Graduate School of Business, Harvard University
   - Current position: Chairman, CEO Consulting Group
   - Professional background: Chairman, General Electric Korea
   - Term of office: 3 years

3. Elected Audit Committee Members

   Song Byung Rak
   - DOB: August 1939
   - Education: PhD. Economics, University of Southern California
   - Current position: Professor of Economics, Seoul National University
   - Professional background: Vice President, Seoul National University
   - Term of office: 3 years

   Kim Young-Chan
   - DOB: November 1942
   - Education: PhD. Electronics Engineering, Yonsei University
   - Current position: Head, Korea Education & Research Information Service
   - Professional background: Dean, College of Engineering, Chung-Ang University
   - Term of office: 3 years

   Lee Jae-Hyung
   - DOB: July 1949
   - Education: B.S. Business Management, Seoul National University
   - Current position: Chairman, Accenture
   - Professional background: Member, Industry Restructuring Committee
   - Term of office: 3 years

Ⅲ. Audit Report for 2002

- Please find enclosed. -

82-3857



PRICEWATERHOUSECOOPERS

ARLS
12-31-02



LG ELECTRONICS INC.

AUDIT REPORT 2002

As of December 31, 2002 and
for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS


LG ELECTRONICS INC.
AUDIT REPORT 2002

As of December 31, 2002 and
for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002

SAMIL ACCOUNTING CORPORATION

SAMIL ACCOUNTING CORPORATION

PRICEWATERHOUSECOOPERS

Samil Accounting Corporation
Kukje Center Building
191 Hangangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O. Box 266, 140-600)

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of
LG Electronics Inc.

We have audited the accompanying non-consolidated balance sheet of LG Electronics Inc. (the "Company") as of December 31, 2002, and the related non-consolidated statements of income, appropriations of retained earnings (draft) and cash flows for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002, expressed in Korean Won. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of LG Electronics Inc. as of December 31, 2002, and the results of its operations, the changes in its retained earnings and its cash flows for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002, in conformity with financial accounting standards generally accepted in the Republic of Korea.

Without qualifying our opinion, we draw attention to the following matters.

As discussed in Notes 1 and 24 to the accompanying non-consolidated financial statements, the Company was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002. The electronics, and information and communications businesses were transferred from LG Electronics Investment Ltd. to the Company. As of April 1, 2002, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock, and the Company's stock was listed on the Korean Stock Exchange on April 22, 2002.

Continued;

As discussed in Note 22 to the accompanying non-consolidated financial statements, for the nine-month period ended December 31, 2002, the Company entered into various transactions with affiliated companies including sales amounting to ₩7,360,895 million and purchases amounting to ₩2,120,313 million. As of December 31, 2002, related receivables and payables approximate ₩990,556 million and ₩819,649 million, respectively.

As discussed in Note 2 to the accompanying non-consolidated financial statements, the Company made an early adoption of Statement of Korean Financial Accounting Standards ("SKFAS") No. 6 on subsequent events for the nine-month period from April 1, 2002 to December 31, 2002. Accordingly, the dividends included in the appropriations of retained earnings (draft) were not recognized as liabilities in the balance sheet as of December 31, 2002. The effect of this early adoption of SKFAS No. 6 was to decrease liabilities and increase retained earnings as of December 31, 2002 by ₩157,431 million.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are knowledgeable about Korean accounting principles or auditing standards and their application in practice.

Samil Accounting Corporation

Seoul, Korea
January 25, 2003

This report is effective as of January 25, 2003, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEET
December 31, 2002
(In millions of Korean Won)

ASSETS		
Current assets:		
Cash and cash equivalents (Note 5)	₩	17,176
Short-term financial instruments		766
Trade accounts and notes receivable, net (Notes 4, 5 and 22)		1,187,275
Inventories (Notes 6 and 8)		1,180,690
Other accounts receivable, net (Notes 4 and 5)		194,404
Prepaid expenses		67,896
Accrued income (Notes 4 and 5)		143,167
Advances (Note 4)		166,951
Derivatives transaction debit (Note 14)		2,110
Other current assets (Note 4)		2,174
Total current assets		2,962,609
Property, plant and equipment, net of accumulated depreciation (Notes 8 and 23)		2,893,372
Long-term financial instruments (Note 3)		8,729
Investment securities (Note 7)		2,652,630
Refundable deposits (Note 5)		293,619
Long-term trade accounts receivable (Note 4)		123
Long-term prepaid expenses		68,878
Deferred income tax assets, net (Note 19)		237,905
Long-term loans (Notes 4 and 22)		42,246
Intangible assets (Notes 9 and 23)		972,467
Total assets	₩	10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

LG ELECTRONICS INC.
NON-CONSOLIDATED BALANCE SHEET, Continued
December 31, 2002
(In millions of Korean Won)

LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings (Note 10)	₩	42,393
Current maturities of long-term debt (Note 10)		703,018
Trade accounts and notes payable (Notes 5 and 22)		1,954,039
Other accounts payable (Note 5)		1,051,833
Income taxes payable (Note 19)		156,609
Accrued expenses (Note 5)		585,433
Withholdings		45,352
Advances from customers		197,428
Derivatives transaction credit (Note 14)		534
Total current liabilities		4,736,639
Debentures, net of current maturities and discounts on debentures (Note 11)		2,143,841
Long-term debt, net of current maturities (Note 11)		4,720
Accrued severance benefits, net (Note 13)		162,960
Product warranty provision		79,200
Other long-term liabilities		166
Total liabilities		7,127,526
Commitments and contingencies (Note 14)		
Shareholders' equity:		
Capital stock (Note 15)		783,961
Capital surplus:		
Additional paid-in capital (Note 16)		1,876,153
Retained earnings:		
Unappropriated retained earnings before appropriations (Note 17)		277,716
Capital adjustments (Note 18)		67,222
Total shareholders' equity		3,005,052
Total liabilities and shareholders' equity	₩	10,132,578

The accompanying notes are an integral part of these non-consolidated financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENT OF INCOME
For the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002
(In millions of Korean Won except for earnings per share amounts)

Sales (Notes 22 and 23)	₩	13,905,098
Cost of sales (Note 22)		10,731,086
Gross profit		3,174,012
Selling and administrative expenses		2,512,339
Operating income (Note 23)		661,673
Non-operating income:		
Interest income		35,506
Rental income		6,648
Foreign exchange gains		235,662
Gain on disposal of investments		10,403
Gain on disposal of property, plant and equipment		1,364
Gain on disposal of intangible assets		60
Equity in earnings of affiliates, net (Note 7)		26,666
Gain on business transfer		579
Gain on derivatives transactions (Note 14)		23,222
Gain on valuation of derivatives (Note 14)		2,110
Refund of income taxes		2,493
Reversal of bad debt allowance		6,302
Others		122,695
	₩	473,710

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENT OF INCOME, Continued
For the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002
(In millions of Korean Won except for earnings per share amounts)

Non-operating expenses:		
Interest expense	₩	171,567
Foreign exchange losses		167,769
Loss from transfer of trade accounts and notes receivable		72,121
Loss from disposal of investments		7,448
Loss from disposal of property, plant and equipment		59,815
Loss from disposal of intangible assets		439
Loss from redemption of debentures		1,302
Donations		5,731
Other bad debt expense		85,605
Loss on derivatives transactions (Note 14)		11,506
Loss on valuation of derivatives (Note 14)		534
Additional payment of income taxes		6,388
Others		146,045
		736,270
Ordinary income		399,113
Extraordinary gains		-
Extraordinary losses		-
Income before income taxes		399,113
Income taxes (Note 19)		121,397
Net income	₩	277,716
Basic earnings per share (Note 20) (in Korean Won)	₩	1,768
Basic ordinary income per share (Note 20) (in Korean Won)	₩	1,768

The accompanying notes are an integral part of these non-consolidated financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENT OF
APPROPRIATIONS OF RETAINED EARNINGS (DRAFT)
For the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002
Date to be appropriated: March 14, 2003
(In millions of Korean Won)

Unappropriated retained earnings before appropriations:		
Net income	₩	277,716
Appropriations of retained earnings (Note 17):		
Legal reserve		15,743
Reserve for improvement of financial structure		27,771
Reserve for research and manpower development		76,590
Loss from disposal of treasury stock		166
Cash dividends (Note 21)		157,431
		277,701
Unappropriated retained earnings to be carried forward to the subsequent year	₩	15

The accompanying notes are an integral part of these non-consolidated financial statements.

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENT OF CASH FLOWS
For the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002
(In millions of Korean Won)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	₩	277,716
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		447,809
Amortization of discounts and premiums on on debentures		3,031
Provision for severance benefits		102,618
Loss from transfer of trade accounts and notes receivable		72,121
Bad debt expense		85,719
Foreign currency translation gains, net		(29,283)
Gain on disposal of investments, net		(2,955)
Loss on disposal of property, plant and equipment, net		58,451
Loss on disposal of intangible assets, net		379
Loss on redemption of debentures		1,302
Equity in earnings of affiliates, net		(26,666)
Gain on valuation of derivatives, net		(1,576)
Gain on derivatives transactions, net		(11,716)
Product warranty provision		38,979
Others		(5,455)
Changes in assets and liabilities:		
Increase in trade accounts and notes receivable		(67,074)
Increase in other accounts receivable		(33,711)
Increase in inventories		(325,609)
Increase in accrued income		(61,431)
Increase in prepaid expenses		(19,112)
Increase in advances		(44,012)
Increase in other current assets		(671)
Increase in deferred income tax assets		(47,297)
Increase in trade accounts and notes payable		394,742
Increase in other accounts payable		593,967
Decrease in accrued expenses		(585)
Increase in advances from customers		57,031
Increase in income taxes payable		156,609
Increase in withholdings		13,653
Payment of severance benefits		(86,363)
Increase in severance insurance deposits		(36,170)
Decrease in contributions to the National Pension Fund		3,048
Others		(265)
Net cash provided by operating activities	₩	1,507,224

The accompanying notes are an integral part of these non-consolidated financial statements.

Continued;

LG ELECTRONICS INC.
NON-CONSOLIDATED STATEMENT OF CASH FLOWS, Continued
For the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002
(In millions of Korean Won)

CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of short-term financial instruments	₩	(436)
Acquisition of marketable securities		(48)
Decrease in short-term and long-term loans, net		24,398
Disposal of long-term financial instruments		5,374
Disposal of refundable deposits		(38,041)
Proceeds from disposal of investments		315,505
Acquisition of investments		(678,612)
Proceeds from disposal of property, plant and equipment		15,917
Proceeds from disposal of intangible assets		3,188
Acquisition of property, plant and equipment		(472,001)
Acquisition of intangible assets		(95,832)
Disposal of derivatives		11,716
Others		96
Net cash used in investing activities		(908,776)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term borrowings, net		23,694
Proceeds from issuance of debentures		696,702
Payment of current maturities of long-term debt		(1,311,748)
Payment of debentures		(41,302)
Payment of long-term debt		(45,079)
Acquisition of treasury stock		(12,514)
Net cash used in financing activities		(690,247)
DECREASE IN CASH AND CASH EQUIVALENTS		(91,799)
CASH AT APRIL 1, 2002 (DATE OF SPIN-OFF) (Note 25)		108,975
CASH AT THE END OF THE PERIOD (Note 25)	₩	17,176

The accompanying notes are an integral part of these non-consolidated financial statements.

1. The Company:

LG Electronics Investment Ltd. (formerly LG Electronics Inc.) was incorporated in 1959 under the Commercial Code of the Republic of Korea to manufacture and sell electronics products. In 1970, LG Electronics Investment Ltd. offered its shares for public ownership.

As discussed in Note 24 to the accompanying financial statements, the Company was spun off from LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on April 1, 2002, to engage in the manufacture and sale of electronic, and information and communication products.

As of December 31, 2002, the Company has its manufacturing facilities in Kuro, Pyeongtaek, Chougju, Gumi, Changwon, etc. The Company is a member of the LG Group, which comprises affiliated companies under common management direction.

As of December 31, 2002, the Company has outstanding capital stock amounting to ₩783,961 million, including non-voting preferred stock. The Company's stock was listed on the Korean Stock Exchange on April 22, 2002, and its depositary receipts ("DRs") were listed on the London Stock Exchange in September 2002.

As of December 31, 2002, affiliated companies comprised of the LG Group including LG Electronics Investment Ltd. own a total of 36.1% of the Company's common stock, and financial institutions, foreign investors and others own the rest of the Company's common stock.

2. Summary of Significant Accounting Policies:

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements in accordance with Financial Accounting Standards of the Republic of Korea are summarized below:

Basis of Financial Statement Presentation -

The Company maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language in conformity with financial accounting standards generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying non-consolidated financial statements.

The preparation of non-consolidated financial statements requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Spin-Off Accounting -

Upon a resolution of the shareholders of LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on December 28, 2001, the Company was spun off from LG Electronics Investment Ltd. on April 1, 2002. The significant accounting policies followed by the Company in the spin off are as follows:

- Assets and liabilities are transferred based on the book value.

- Capital adjustments including gain or loss on valuation of investment securities, which are directly related to assets and liabilities transferred to the Company, are also transferred to the Company.

- The difference between the Company's net assets transferred from LG Electronics Investment Ltd. and capital, after adjustments arising from capital adjustments, is credited to paid-in capital in excess of par value.

Revenue Recognition -

Sales of finished products and merchandise are recognized when delivered. Revenue from installation service contracts is recognized using the percentage-of-completion method.

Marketable Securities and Investments in Debt and Equity Securities -

All marketable securities and investments in equity and debt securities are initially carried at cost determined by the weighted average method, including incidental expenses. In the case of debt securities, cost includes the premium paid or discount received at the time of purchase. The following paragraphs describe the subsequent accounting for securities by type of security.

Marketable securities and investments in marketable equity securities of non-controlled investees are carried at fair value. Temporary changes in fair value are recorded in current operations for marketable securities and accounted for in the capital adjustments account, a component of shareholders' equity, for investments in marketable equity securities.

Investments in non-marketable equity securities of non-controlled investees are carried at cost, except for declines in the Company's proportionate ownership of the underlying book value of the investee which are anticipated to be permanent, which are recorded in current operations. Subsequent recoveries are also recorded in current operations up to the original cost of the investment.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Marketable Securities and Investments in Debt and Equity Securities, Continued -

Investments in equity securities of companies over which the Company exerts a significant control or influence (controlled investees) are recorded using the equity method of accounting. Differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are amortized over five years using the straight-line method. Under the equity method, the Company records changes in its proportionate ownership of the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in book value of the investee.

Unrealized profit arising from sales by the Company to the equity-method investees is fully eliminated. Unrealized profit arising from sales by the equity-method investees to the Company or sales between equity-method investees is also eliminated considering the percentage of ownership.

Premiums and discounts on debt securities are amortized over the term of the debt using the effective interest rate method. Investments in debt securities which the Company has the intent and ability to hold to maturity are generally carried at cost, adjusted for the amortization of discounts or premiums (amortized cost). Other investments in debt securities are carried at fair value. Temporary differences between fair value and amortized cost are accounted for in the capital adjustments account.

Allowance for Doubtful Accounts -

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the accounts and notes receivable.

Inventories -

Inventories are stated at the lower of cost or market, with cost being determined using the weighted average method, except for inventory in-transit which is determined using the specific identification method.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Property, Plant and Equipment -

Property, plant and equipment are recorded at cost, except for upward revaluation in accordance with the Korean Asset Revaluation Law. Such revaluation presents land at the prevailing market price and buildings and other production facilities at their depreciated replacement cost as of the effective date of the revaluation. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets.

	Estimated useful life (years)
Buildings	20 – 40
Structures	20 – 40
Machinery and equipment	5 – 10
Tools	5
Furniture and fixtures	5
Vehicles	5

Routine maintenance and repairs are charged to expense as incurred. Expenditures which enhance the value or significantly extend the useful lives of the related assets are capitalized.

Interest expense and other similar expenses incurred during the construction period of assets on funds borrowed to finance the construction are capitalized. Capitalized financing costs for the nine-month period from April 1, 2002 to December 31, 2002 amounted to approximately ₩3,663 million.

Lease Transactions -

Lease agreements that include a bargain purchase option, result in the transfer of ownership at the end of the lease term, have a term longer than 75 percent of the estimated economic life of the leased property, or have a present value of the minimum lease payments at the beginning of the lease term amounting to more than 90 percent of the fair value of the leased property are accounted for as capital leases. Leases that do not meet these criteria are accounted for as operating leases, of which the total minimum lease payments are charged to expense over the lease period on a straight-line basis.

Research and Development Costs -

Research costs are expensed as incurred. Development costs directly relating to a new technology or new products of which the estimated future benefits are probable are recognized as intangible assets. Amortization of development costs is computed using the straight-line method over five years from the commencement of the commercial production of the related products. Such costs are subject to continual analysis of recoverability. In the event that such amounts are estimated to be not recoverable, they are written-down or written-off.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Intangible Assets -

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful lives ranging from five to ten years.

Discounts (Premiums) on Debentures -

Discounts (premiums) on debentures are amortized using the effective interest rate method over the repayment period of the debentures. The amortized amount is included in interest expense.

Treasury Stock -

Treasury stock are stated at cost and recorded as a capital adjustment in shareholders' equity. Gain on disposal of treasury stock is recorded as capital surplus. Any loss on disposal of treasury stock is offset against prior gains on disposal of treasury stock included in capital surplus. The remaining loss is offset against retained earnings.

Product Warranty Provision -

The Company provides product warranties relating to product defects for a specified period of time after sale. Estimated costs of product warranties are charged to current operations at the time of sale and are included in the accompanying balance sheet as a product warranty provision.

Accrued Severance Benefits -

Employees and directors with more than one year of service in the Company and LG Electronics Investment Ltd. (formerly LG Electronics Inc.) on an aggregate basis are entitled to receive a lump-sum severance payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Contributions made under the National Pension Plan and severance insurance deposits are deducted from accrued severance benefits. Contributed amounts are refunded from the National Pension Plan and the insurance companies to employees upon their retirement.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Income Taxes -

The Company recognizes deferred income taxes for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary differences by applying enacted statutory tax rates applicable to the years when such differences are expected to be reversed. Deferred income tax assets are recognized to the extent that it is certain that such deferred income tax assets will be realized. The total income tax provision includes current tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities.

Tax credits for investments and development of technology and manpower are accounted for using the flow-through method, whereby income taxes are reduced in the period the assets giving rise to such credits are placed in service. To the extent such credits are not currently utilized, deferred income tax assets, subject to realizability as stated above, are recognized for the carry-forward amount.

Sale of Accounts and Notes Receivable -

The Company sells certain accounts or notes receivable to financial institutions at a discount, and accounts for the transactions as a sale of the receivables if the rights and obligations relating to the receivables are substantially transferred to the buyers. The gains and losses from the sale of the receivables are charged to operations as incurred.

Foreign Currency Translation -

Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at the basic rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

The exchange rate used to translate U.S. Dollar denominated monetary assets and liabilities as of December 31, 2002 is ₩1,200.4: US$1.

Continued;

2. Summary of Significant Accounting Policies, Continued:

Derivative Financial Instruments -

The Company utilizes several derivative financial instruments ("derivatives") such as forward exchanges, swaps and option contracts to reduce its exposure resulting from fluctuations in foreign currency and interest rates. The derivatives are carried at fair market value. Unrealized gains or losses on derivatives for trading or fair value hedging purposes are recorded in current operations. Unrealized gains or losses on derivatives for cash flow hedging purposes are recorded in current operations for the portion of the hedge that is not effective. For the portions of cash flow hedges which are effective, unrealized gains or losses are accounted for in the capital adjustments account and recorded in operations in the period when the underlying transactions have an effect on operations.

Early Adoption of the Statements of Korean Financial Accounting Standards -

On December 27, 2001, the Korean Accounting Standards Board ("KASB") has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 2 through No. 9 became effective for the Company on January 1, 2003, and the Company plans to adopt these statements in its financial statements for the year ending December 31, 2003, except for SKFAS No. 6 on subsequent events, of which the Company made an early adoption for the nine-month period from April 1, 2002 to December 31, 2002, In accordance with the addendum of SKFAS No. 6. Accordingly, the dividends included in the appropriations of retained earnings (draft) were not recognized as liabilities in the balance sheet as of December 31, 2002. The effect of this early adoption of SKFAS No. 6 was to decrease liabilities and increase retained earnings as of December 31, 2002 by ₩157,431 million.

3. Restricted Financial Instruments:

As of December 31, 2002, long-term financial instruments amounting to ₩8,300 million are deposited in connection with maintaining checking accounts, debt or research and development projects funded by government. The withdrawal of these financial instruments is restricted (see Notes 10 and 11).

4. Receivables:

Receivables, including trade accounts and notes receivable, as of December 31, 2002 comprise the following (Millions of Won):

	Original amount	Allowance for doubtful accounts	Discounts for present value	Carrying value
Trade accounts and notes receivable	₩ 1,269,200	₩ (81,834)	₩ (91)	₩ 1,187,275
Other accounts receivable	241,688	(47,284)	-	194,404
Accrued income	145,814	(2,647)	-	143,167
Advances	171,517	(4,566)	-	166,951
Other current assets	2,184	(10)	-	2,174
Long-term trade accounts receivable	124	(1)	-	123
Long-term loans	100,011	(57,765)	-	42,246
	₩ 1,930,538	₩ (194,107)	₩ (91)	₩ 1,736,340

5. Assets and Liabilities Denominated in Foreign Currencies:

As of December 31, 2002, monetary assets and liabilities denominated in foreign currencies, other than those disclosed in Note 11, are as follows:

	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	
Cash and cash equivalents	US$	2	₩	2,589
	JPY	265		2,681
	EUR	1		1,594
	Others	-		990
				7,854
Trade accounts receivable	US$	427		512,160
	JPY	409		4,138
	EUR	18		22,717
	GBP	1		2,447
	AUD	4		2,813
	Others	-		1,974
				546,249
Other accounts receivable	FRF	4		729
	US$	34		41,412
				42,141
Accrued income	US$	71		84,711
	Others	-		148
				84,859
Refundable deposits	JPY	58		582
	US$	2		1,920
	Others	-		62
				2,564

Continued;

5. Assets and Liabilities Denominated in Foreign Currencies, Continued:

	Foreign currencies (In Millions)		Won Equivalent (In Millions of Won)	
Trade accounts payable	US$	457	₩	549,010
	JPY	20,880		211,491
	EUR	3		3,606
	Others	-		282
				764,389
Other accounts payable	AUD	14		9,541
	CAD	5		3,912
	EUR	26		32,100
	JPY	4,063		41,151
	US$	140		168,555
	Others	-		3,479
				258,738
Accrued expenses	US$	42		50,078
	Others	-		1,465
				51,543

6. Inventories:

Inventories as of December 31, 2002 comprise the following:

	Millions of Won	
Merchandise	₩	26,795
Finished products		479,835
Work-in-process		244,200
Raw materials		325,494
Parts and supplies		104,366
	₩	1,180,690

See Note 8 for inventories insured against various property risks.

7. Investments Securities:

Investments securities as of December 31, 2002 are as follows:

	Percentage of ownership (%) at December 31, 2002	Millions of Won		
		Acquisition cost	Net asset value	Carrying value
<Equity method of accounting>				
Domestic Companies				
LG Micron Ltd.	17.24	₩ 5,000	₩ 35,541	₩ 35,541
LG Sports Ltd.	39.25	2,204	1,916	1,916
LG Innotek Co., Ltd.	69.80	59,308	117,645	117,645
LG Investments Security Inc. (*3)	8.34	262,432	145,270	145,270
LG.Philips LCD Co., Ltd.	50.00	726,169	715,488	715,488
LG IBM PC Co., Ltd.	49.00	11,907	15,133	15,133
Hi Plaza Inc.	100.00	70,511	55,685	55,685
Overseas Companies				
Goldstar Electronics Thailand Co., Ltd. (G.S.T.) (*2)	49.00	36	36	36
Hitachi/LG Data Storage Inc. (*3)	49.00	7,684	18,094	18,094
LG Electronics Austria GmbH (LGEAG) (*2)	100.00	116	116	116
LG Electronics Alabama, Inc. (LGEAI)	100.00	63,940	58,736	58,736
LG Electronics Almaty Kazak Co., Ltd. (LGEAK) (*3)	100.00	3,746	11,368	11,368
LG Electronics Antwerp Logistics N.V. (LGEAL) (*3)	100.00	967	224	224
LG Electronics Australia PTY, Ltd. (LGEAP) (*1)	100.00	1,558	-	-
LG Electronics Argentina S.A. (LGEAR) (*1) (*3)	100.00	7,410	-	-
Arcelik-LG Klima Sanayi ve Ticaret A.S. (LGEAT) (*3)	50.00	14,718	12,856	12,856
LG Electronics da Amazonia Ltda. (LGEAZ) (*1)	100.00	46,652	-	-
LG Electronics Colombia, Ltda. (LGECB) (*3)	60.00	3,330	1,445	1,445

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won		
		Acquisition cost	Net asset value	Carrying value
<Equity method of accounting>				
Overseas Companies, Continued				
LG Electronics China Co., Ltd. (LGECH)	100.00	₩ 37,614	₩ 35,635	₩ 35,635
LG Electronics Canada, Inc. (LGECI) (*3)	100.00	13,779	10,173	10,173
LG Collins Electronics Manila Inc. (LGECM) (*3)	92.25	20,302	6,187	6,187
Taizhou LG-ChunLan Home Appliances Co., Ltd. (LGECT)	100.00	59,205	48,420	48,420
LG Electronics Deutschland GMBH (LGEDG)	100.00	26,938	9,989	9,989
PT LG Electronics Display Devices Indonesia (LGEDI)	100.00	32,085	46,436	46,436
LG Electronics Design Tech, Ltd. (LGEDT) (*2)	100.00	1,002	1,002	1,002
LG Electronics Egypt Cairo S.A.E. (LGEEC) (*3)	100.00	4,382	3,292	3,292
LG Electronics Egypt S.A.E. (LGEEG) (*3)	78.00	2,630	2,519	2,519
LG Electronics Espana S.A. (LGEES) (*1)	100.00	3,374	-	-
LG Electronics Gulf FZE (LGEGF) (*3)	100.00	2,489	1,453	1,453
LG Electronics HK Limited (LGEHK)	100.00	4,316	3,944	3,944
LG Electronics Hellas S.A. (LGEHS) (*2)	100.00	6,063	6,063	6,063
LG Electronics Huizhou Inc. (LGEHZ)	80.00	2,319	14,938	14,938
LG Electronics India Pvt. Ltd. (LGEIL)	100.00	32,076	77,191	77,191
PT LG Electronics Indonesia (LGEIN)	100.00	29,431	16,434	16,434
LG Electronics Italy S.P.A. (LGEIS)	100.00	14,136	3,627	3,627
LG Electronics Japan Inc. (LGEJP) (*3)	100.00	12,978	2,635	2,635
LG Electronics Mlawa SP.Zo.O. (LGEMA) (*3)	100.00	7,066	11,586	11,586
LG Electronics Morocco S.A.R.L. (LGEMC) (*3)	100.00	3,532	2,677	2,677

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won		
		Acquisition cost	Net asset value	Carrying value
<Equity method of accounting>				
Overseas Companies, Continued				
LG Electronics Middle East Co., Ltd. (LGEME) (*2)	100.00	₩ 462	₩ 462	₩ 462
LG-MECA Electronics Haiphong, Inc. (LGEMH) (*3)	70.00	1,690	1,259	1,259
LG Electronics Magyar Kft. (LGEMK) (*3)	100.00	5,575	7,501	7,501
LG Electronics (M) SDN.BHD (LGEML) (*2)	100.00	11	11	11
LG Electronics Monterrey Mexico S.A. de C.V. (LGEMM) (*3)	100.00	19,800	18,850	18,850
LG Electronics Mexico S.A. de C.V. (LGEMS) (*1)	100.00	1,936	-	-
LG MITR Electronics Co., Ltd. (LGEMT) (*3)	87.74	15,925	7,344	7,344
LG Electronics North of England Ltd. (LGENE) (*3)	100.00	11,229	12,430	12,430
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	70.00	14,571	10,520	10,520
LG Electronics Polska SP.Zo.O. (LGEPL) (*3)	100.00	4,117	5,819	5,819
Nanjing LG Panda Appliance Co., Ltd. (LGEPN) (*3)	70.00	9,465	12,422	12,422
LG Electronics Peru S.A. (LGEPR) (*1) (*3)	100.00	1,879	-	-
LG Electronics Panama S.A. (LGEPS)	100.00	2,333	2,142	2,142
LG Electronics Qinhuangdao Co., Ltd. (LGEQH) (*3)	100.00	4,104	6,064	6,064
Triveni Digital Inc. (*2)	100.00	899	899	899
LG Electronics Russia Inc. (LGERI) (*2)	95.00	391	391	391
LG Electronics S.A. Pty Ltd. (LGESA) (*3)	100.00	3,382	6,341	6,341
LG Electronics Service Europe Netherlands B.V. (LGESE)	100.00	10,470	23,498	23,498
Shanghai LG Electronics Co., Ltd. (LGESH)	70.00	4,229	3,763	3,763

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won Acquisition cost	Net asset value	Carrying value
<Equity method of accounting>				
Overseas Companies, Continued				
LG Electronics de Sao Paulo Ltda. (LGESP) (*1)	100.00	₩ 28,481	₩ -	₩ -
LG SEL Electronics Vietnam Ltd. (LGESV) (*3)	100.00	6,035	9,240	9,240
LG Electronics Sweden AB (LGESW) (*3)	100.00	5,668	4,642	4,642
LG Electronics Shenyang Inc. (LGESY)	78.87	15,139	8,205	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	80.00	49,479	99,315	99,315
LG Electronics Thailand Co., Ltd. (LGETH) (*3)	93.75	7,122	17,840	17,840
LG Taistar Electronics Taiwan Co., Ltd. (LGETT) (*3)	66.94	5,609	380	380
LG Electronics United Kingdom Ltd. (LGEUK) (*1)	100.00	10,486	-	-
LG Electronics Ukraine Co., Ltd. (LGEUR) (*2)	100.00	1,041	1,041	1,041
LG Electronics U.S.A., Inc. (LGEUS)	100.00	37,985	39,822	39,822
LG Electronics Wales Ltd. (LGEWA)	100.00	101,812	54,262	54,262
Langchao LG (Yantai) Digital Mobile Technology Research & Development Co., Ltd. (LGEYT) (*2)	49.00	824	824	824
Langchao LG Digital Mobile Communication Co., Ltd. (*2)	49.00	9,669	9,669	9,669
LG Soft India PVT, Ltd (LGSI) (*2)	88.00	2,920	2,920	2,920
EIC PROPERTIES PTE, Ltd.	38.20	9,636	8,618	8,618
Zenith Electronics Corporation (Zenith) (*1)	100.00	236,860	-	-
LG Infocomm U.S.A. Inc. (LGICUS)	100.00	4,673	2,522	2,522
LG Infocomm Thailand, Inc. (LGICTH) (*3)	60.00	3,246	4,356	4,356

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won Acquisition cost	Millions of Won Net asset value	Millions of Won Carrying value
<Equity method of accounting>				
Overseas Companies, Continued				
Vietnam Korea Exchange, Ltd. (VKX) (*3)	40.00	₩ 1,736	₩ 2,316	₩ 2,316
LG TOPS (*3)	40.00	2,699	1,267	1,267
LG Electronics System India, Ltd. (LGSYS) (*1)	100.00	6,400	-	-
Electromagnetica Goldstar S.R.L. (*2)	50.00	508	508	508
SLD Telecom Pte. Ltd. (*3)	44.00	10,042	10,042	10,042
LG.Philips Displays Holding B.V.	50.00	1,086,431	433,819	433,819
LG (Yantai) Information & Communication Technology Co., Ltd. (*2)	100.00	2,720	2,720	2,720
COMMIT Incorporated (*2)	100.00	4,990	4,990	4,990
LG Holdings (HK) Ltd. (*3)	31.82	23,448	22,241	22,241
Investments using the equity method of accounting Sub-total		₩ 3,391,532	₩ 2,355,029	₩ 2,355,029

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won		
		Acquisition cost	Market value or net asset value	Carrying value
<Marketable equity securities>				
Hynix Semiconductor Inc.	0.38	₩ 24,298	₩ 527	₩ 527
KT Corp.	0.76	127,441	119,653	119,653
LG Card Co., Ltd.	0.46	1,820	10,842	10,842
Nara MND	12.34	812	3,570	3,570
Voiceware Co., Ltd.	13.08	206	1,844	1,844
Vodavi Technology Inc.	19.86	2,928	1,853	1,853
		157,505	138,289	138,289
<Non-marketable equity securities>				
Domestic Companies				
Innopla Co., Ltd.	19.90	245	645	245
Castec Korea Co., Ltd.	5.00	150	489	150
Msoltech	10.00	635	242	635
Airlinktek	10.00	589	245	589
Korea Information Certificate Authority Inc.	9.35	1,852	1,774	1,852
STIC Co., Ltd.	94.00	28,200	29,959	28,200
Association of Electronics Environment	36.04	4,349	1,795	4,349
Megaround Co., Ltd.	19.90	318	315	318
TEMCO, Inc.	13.04	1,200	1,200	1,200
Netgenetech. Co., Ltd.	15.01	176	176	176
MACHI	9.50	150	150	150
Manager Society, Inc.	3.70	200	200	200
Mobisys Telecom	11.63	279	279	279
Thermo Metrix Technology	19.90	158	158	158
WOWLINUX	8.33	100	100	100
Others	-	952	952	952

Continued;

7. Investments Securities, Continued:

	Percentage of ownership (%) at December 31, 2002	Millions of Won		
		Acquisition cost	Market value or net asset value	Carrying value
Overseas Companies				
Gemfire Corp.	4.41	₩ 1,835	₩ 170	₩ 1,835
Erlang Technology Inc.	8.40	1,129	187	1,129
Mainstreet Networks (*4)	5.45	1,468	-	-
iTV Corporation (*4)	13.08	1,957	-	-
Pocket Science (*4)	4.42	473	-	-
Neopoint Inc. (*4)	16.62	1,604	-	-
E2OPEN.COM	6.25	12,751	3,606	12,751
Cenix Inc.	2.07	3,272	958	3,272
Monet Mobile Networks	1.90	1,299	871	1,299
SUNPOWER.INC	10.35	1,257	219	1,257
Others	-	346	346	346
		66,944	45,036	61,442
<Debt securities>				
Bonds issued by the government		11	9	9
Senior secured note issued by Zenith		131,900	97,817	97,817
Others		44	44	44
		131,955	97,870	97,870
Other investments total		356,404	281,195	297,601
Investments securities Total		₩3,747,936	₩ 2,636,224	₩ 2,652,630

(*1) The equity method of accounting has been suspended due to accumulated losses.

(*2) Investments in small sized subsidiaries and affiliates whose total assets as of the previous year-end amounted to less than ₩7,000 million are stated at cost, in accordance with financial accounting standards generally accepted in the Republic of Korea.

(*3) The equity method of accounting is applied based on the affiliates' unaudited financial statements.

(*4) Acquisition cost was written off due to the negative net book value of the investment as of December 31, 2002.

Continued;

7. Investments Securities, Continued:

For the nine-month period ended December 31, 2002, the details of changes in differences between the initial purchase price and the Company's initial proportionate ownership of the net book value of the investee are as follows:

	Millions of Won			
	April 1, 2002	Addition	Amortization	December 31, 2002
Domestic Companies				
LG Sports Ltd.	₩ (4)	₩ -	₩ 1	₩ (3)
LG Innotek Co., Ltd.	(995)	757	350	112
LG Investments Security Inc.	36,707	-	(11,136)	25,571
LG.Philips LCD Co., Ltd.	2,495	-	(923)	1,572
Hi Plaza Inc.	(2,591)	(772)	400	(2,963)
Overseas Companies				
LG Electronics India Pvt Ltd. (LGEIL)	375	-	(375)	-
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	13	-	(13)	-
LG Electronics Service Europe Netherlands B.V. (LGESE)	(144)	-	39	(105)
LG Electronics Shenyang Inc. (LGESY)	494	-	(114)	380
TaiZhou LG-ChunLan Home Appliances Co., Ltd. (LGECT)	-	20,731	-	20,731
LG.Philips Displays Holding B.V.	(213,519)	-	37,680	(175,839)
Others	6,418	992	(7,861)	(451)
	₩ (170,751)	₩ 21,708	₩ 18,048	₩ (130,995)

Continued;

7. Investments Securities, Continued:

For the nine-month period ended December 31, 2002, the details of the elimination of unrealized gain or loss arising from the equity method accounting are as follows:

	Millions of Won			
	Inventories	Property, plant and equipment	Intangible assets	Total
Domestic Companies				
LG Micron Ltd.	₩ (212)	₩ -	₩ -	₩ (212)
LG Innotek Co., Ltd.	4,925	-	-	4,925
LG.Philips LCD Co., Ltd.	(140)	1,536	28,873	30,269
LG IBM PC Co., Ltd.	1,293	-	-	1,293
Hi Plaza Inc.	(1,959)	-	-	(1,959)
Overseas Companies				
LG Electronics Alabama, Inc. (LGEAI)	1,662	-	-	1,662
LG Electronics Huizhou Inc. (LGEHZ)	(1,182)	-	-	(1,182)
LG Electronics India Pvt Ltd. (LGEIL)	36	-	-	36
PT LG Electronics Indonesia (LGEIN)	2,873	195	-	3,068
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	(2,299)	105	-	(2,194)
LG Electronics Service Europe Netherlands B.V. (LGESE)	5,134	-	-	5,134
LG Electronics Shenyang Inc. (LGESY)	(4,459)	42	-	(4,417)
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	1,897	241	-	2,138
LG Electronics U.S.A., Inc. (LGEUS)	5,297	-	-	5,297
LG.Philips Displays Holding B.V.	559	-	-	559
Others	(11,785)	491	-	(11,294)
	₩ 1,640	₩ 2,610	₩ 28,873	₩ 33,123

(*) In the above table, positive numbers represent equity in earnings of affiliates and negative numbers represent equity in losses of affiliates.

Continued;

7. Investments Securities, Continued:

Changes in investments in subsidiaries and affiliates accounted for using the equity method for the nine-month period ended December 31, 2002 are as follows:

	Millions of Won			
	April 1, 2002	Equity in earnings (losses) of affiliates, net	Others	December 31, 2002
Domestic Companies				
LG Micron Ltd.	₩ 31,870	₩ 4,387	₩ (716)	₩ 35,541
LG Sports Ltd.	4,118	(2,202)	-	1,916
LG Innotek Co., Ltd.	78,482	5,795	33,368	117,645
LG Investments Security Inc.	151,959	(4,232)	(2,457)	145,270
LG.Philips LCD Co., Ltd.	572,202	144,027	(741)	715,488
LG IBM PC Co., Ltd.	11,120	4,013	-	15,133
Hi Plaza Inc.	53,508	2,096	81	55,685
LG Card Co., Ltd.	7,183	-	(7,183)	-
Overseas Companies				
LG Electronics Alabama, Inc. (LGEAI)	48,491	10,245	-	58,736
LG Electronics Huizhou Inc. (LGEHZ)	14,173	3,037	(2,272)	14,938
LG Electronics India Pvt Ltd. (LGEIL)	63,878	18,950	(5,637)	77,191
PT LG Electronics Indonesia (LGEIN)	7,953	8,787	(306)	16,434
Nanjing LG-Tontru Color Display System Co., Ltd. (LGENT)	7,779	4,159	(1,418)	10,520
LG Electronics Service Europe Netherlands B.V. (LGESE)	1,611	19,343	2,544	23,498
LG Electronics Shenyang Inc. (LGESY)	9,570	399	(1,764)	8,205
LG Electronics Tianjin Appliance Co., Ltd. (LGETA)	99,287	11,856	(11,828)	99,315
LG Electronics U.S.A., Inc. (LGEUS)	36,277	5,995	(2,450)	39,822
LG.Philips Displays Holding B.V.	507,773	(196,343)	122,389	433,819
Others	445,245	(13,646)	54,274	485,873
	₩2,152,479	₩ 26,666	₩ 175,884	₩2,355,029

Continued;

7. Investments Securities, Continued:

As of December 31, 2002, accumulated losses of equity investees to which the equity method of accounting has been suspended due to accumulated losses are follows:

	Millions of Won
LG Electronics Espana S.A. (LGEES)	₩ 4,283
LG Electronics de Sao Paulo Ltda. (LGESP)	3,807
LG Electronics United Kingdom Ltd. (LGEUK)	10,337
Zenith Electronics Corporation (Zenith)	276,604
LG Electronics System India, Ltd. (LGSYS)	14,461
Others	5,001
	₩ 314,493

A senior secured note issued by Zenith, outstanding on December 31, 2002, was converted from the Company's receivables from Zenith in accordance with the reorganization plan of Zenith approved by a legal court in the United States of America on November 5, 1999 (see Note 14). The note's terms and conditions are as follows:

Interest: LIBOR+1.0% per annum to be paid on the maturity date
Maturity of principal: November 1, 2009

In June 2002, LG.Philips Displays Holding B.V. increased its capital stock and the Company contributed US$125 million (₩153,275 million) equivalent to its existing percentage of ownership (50%).

During the nine-month period ended December 31, 2002, the Company purchased 1,413,600 shares of common stock of LG Innotek Co., Ltd. for ₩28,173 million.

During the nine-month period ended December 31, 2002, the Company purchased 2,360,018 shares of common stock of KT Corp. for ₩127,441 million.

The Company made capital contributions amounting to US$19 million (₩23,448 million) to LG Holdings (HK) Ltd. during the nine-month period ended December 31, 2002.

The Company made additional capital contributions amounting to US$30 million (₩36,252 million) to TaiZhou LG-ChunLan Home Appliances Co., Ltd. (LGECT) during the nine-month period ended December 31, 2002.

During the nine-month period ended December 31, 2002, the Company established LG Electronics Hellas S.A. (LGEHS) and made capital contributions to it amounting to EUR5 million (₩6,063 million).

8. Property, Plant and Equipment:

Property, plant and equipment as of December 31, 2002 comprise the following:

	Millions of Won
Buildings	₩ 1,015,159
Structures	96,002
Machinery and equipment	1,106,711
Tools	706,275
Furniture and fixtures	512,818
Vehicles	21,082
	3,458,047
Accumulated depreciation	(1,385,777)
	2,072,270
Land	705,980
Construction in-progress	105,662
Machinery in-transit	9,460
	₩ 2,893,372

As of December 31, 2002, the value of the Company's land, as determined by the local government in Korea for property tax assessment purpose, approximates ₩598,235 million.

As of December 31, 2002, property, plant and equipment, other than land and certain construction in-progress, and inventories are insured against fire and other casualty losses up to approximately ₩4,538,583 million.

A substantial portion of property, plant and equipment as of December 31, 2002 is pledged as collateral for various loans from banks, including Korea Development Bank, up to a maximum Won equivalent amount of approximately ₩386,931 million (see Notes 10 and 11).

9. Intangible Assets:

Intangible assets as of December 31, 2002 comprise the following:

	Millions of Won
Goodwill	₩ 296,012
Development costs	183,877
Industrial property rights	415,497
Others	77,081
	₩ 972,467

Details of research and development costs incurred for the nine-month period ended December 31, 2002 are as follows:

	Millions of Won
Capitalized	₩ 54,512
Expensed	523,862
	₩ 578,374

As a result of LG Electronics Investment Ltd.'s (formerly LG Electronics Inc.) merger with LG Information & Communications, Ltd. in September 2000, LG Electronics Investment Ltd. recognized goodwill amounting to ₩393,820 million and acquired industrial property rights amounting to ₩578,788 million. At the time of spin-off, such goodwill and industrial property rights were transferred to the Company. Related amortization expenses of goodwill and industrial property rights approximate ₩29,535 million and ₩57,269 million, respectively, for the nine-month period ended December 31, 2002.

10. Short-Term Borrowings:

Short-term borrowings as of December 31, 2002 comprise the following:

	Annual interest rate (%) at December 31, 2002	Millions of Won
Bank overdrafts	6.10 – 6.70	₩ 34,393
Won currency loans:		
General term loans	5.74	8,000
		₩ 42,393

See Notes 3 and 8 for collateral arrangements for these borrowings.

Continued;

10. Short-Term Borrowings, Continued:

Current maturities of long-term debt as of December 31, 2002 comprise the following:

	In Millions of Won
Debentures	₩ 690,040
Discount on debentures	(2,441)
Long-term debt	15,419
	₩ 703,018

11. Long-Term Debt:

Long-term debt as of December 31, 2002 comprises the following:

	Annual interest rate (%) at December 31, 2002	In Millions
Debentures		
Private, non-guaranteed payable through 2006	7.40 – 16.50	₩ 380,000
Public, non-guaranteed payable through 2006	5.90 – 9.00	1,760,000
Floating rate notes in foreign currency, payable through 2006	LIBOR+0.5-1.9	720,240 (US$ 600)
		2,860,240
Less: Current maturities		(690,040)
Discount on debentures		(26,359)
		₩ 2,143,841

In July 2002, all of the exchangeable bonds were redeemed prior to their maturity by the execution of the option of the bondholders.

Continued;

11. Long-Term Debt, Continued:

	Annual interest rate (%) at December 31, 2002	In Millions	
Won currency loans			
Kookmin Bank	3.0	₩	249
Foreign currency loans			
Woori Bank	LIBOR+0.4		976
Korea First Bank	LIBOR+1.5		2,620
Export-Import Bank of Korea	LIBOR+0.625-1.175		2,260
Banque Paribas	LIBOR+0.7		3,934
Societe General	LIBOR+0.6		7,532
Bank of Tokyo-Mitsubishi	LIBOR+0.74		2,568
			20,139
			(US$ 17)
	Less: Current maturities		(15,419)
		₩	4,720

See Notes 3 and 8 for the related collateral arrangements for the Company's long-term debt.

The maturities of long-term debt outstanding as of December 31, 2002 are as follows:

For the year ending December 31,	Millions of Won		
	Debentures	Long-term debt	Total
2004	₩ 940,040	₩ 4,485	₩ 944,525
2005	560,120	9	560,129
2006	670,040	11	670,051
2007	-	12	12
2008 and thereafter	-	203	203
	₩ 2,170,200	₩ 4,720	₩ 2,174,920

12. Leases:

The Company has entered into various lease agreements for the rental of certain machinery and equipment. The Company accounts for these leases as operating leases under which lease payment are charged to expense as incurred.

As of December 31, 2002, future lease payments under operating lease agreements are as follows:

Period	Millions of Won
January 1, 2003 ~ December 31, 2003	₩ 2,201
January 1, 2004 ~ December 31, 2004	1,378
January 1, 2005 ~ December 31, 2005	344
	₩ 3,923

13. Accrued Severance Benefits:

Accrued severance benefits as of December 31, 2002 are as follows:

	Millions of Won
Transfer from LG Electronics Investment Ltd.	₩ 483,591
Severance payments	(81,561)
Transfer-out to affiliated companies, net	(4,802)
Provisions	103,681
	500,909
Severance insurance deposits	(315,876)
Contributions to the National Pension Fund	(22,073)
	₩ 162,960

As of April 1, 2002 (date of spin-off), ₩483,591 million of accrued severance benefits for all employees of the Company was transferred from LG Electronics Investment Ltd.

As of December 31, 2002, the severance benefits are funded at approximately 63.1% through employee severance insurance plans with Kyobo Life Insurance Co., Ltd. and other life insurance companies. The amounts funded under employee severance insurance plans (severance insurance deposits) are presented as a deduction from accrued severance benefits.

14. Commitments and Contingencies:

As of December 31, 2002, the Company provided several notes and checks to financial institutions as collateral in relation to various borrowings and guarantees of indebtedness.

As of December 31, 2002, the Company has entered into bank overdraft facility agreements with various banks amounting to ₩522,200 million.

As of December 31, 2002, the outstanding balance of export trade accounts receivable sold at a discount to various financial institutions with recourse amounted to ₩2,782,457 million.

As of December 31, 2002, the Company was a party to various technical assistance agreements with various foreign companies for the manufacture of certain product lines.

As of December 31, 2002, the Company has entered into factoring agreements for domestic trade accounts receivable with Hana Bank. However, in relation to the agreements, as of December 31, 2002, there is no outstanding balance of factored accounts receivable.

As of December 31, 2002, the Company has entered into sales contracts with several companies, which comprise approximately ₩57,143 million of sales to KTICOM Co., Ltd., ₩16,905 million of sales to LG Telecom, Ltd., ₩11,313 million of sales to KT Corp., ₩1,668 million of sales to Hanaro Telecom, Inc., and ₩49,046 million of sales to SK Telecom Co. and others.

As of December 31, 2002, the Company was contingently liable for guarantees approximating ₩1,641,265 million on indebtedness of its subsidiaries and affiliates as follows:

	Millions of Won
Domestic Companies	
Woosung Corp.	₩ 1,440
Others	3,379
	4,819
Overseas Companies	
LG Electronics Wales Ltd.	129,443
PT LG Electronics Display Device Indonesia	76,826
LG Electronics Alabama Inc.	84,028
LG Electronics U.S.A., Inc.	148,850
LG.Philips Displays Holding B.V.	240,080
LG Electronics Tianjin Appliance Co., Ltd.	122,577
LG Electronics Mexico S.A. de C.V.	86,419
Zenith Electronics Corporation	13,204
Others	735,019
	1,636,446
Total	₩ 1,641,265

Continued;

14. Commitments and Contingencies, Continued:

In order to reduce the impact of changes in exchange rates on future cash flows, the Company has entered into foreign currency forward contracts. As of December 31, 2002, the Company has outstanding forward contracts with Deutsche Bank and others for selling US dollars amounting to US$28 million (contract rates: ₩1,204.15 : US$1 ~ ₩1,220.00 : US$1, contract due dates: January through March 2003).

As of December 31, 2002, the Company has outstanding forward contracts with Credit Lyonnais for selling Euro and buying Yen amounting to € 2 million (contract rates: ¥114.29: € 1, contract due dates: February 2003).

As of December 31, 2002, the Company has outstanding forward contracts with Bank of Tokyo-Mitsubishi for selling Euro and buying US Dollars amounting to US$10 million (contract rates: € 1.0084: US$1~ € 1.0223: US$1, contract due dates: February through June 2003).

As a result of the above foreign currency forward contracts, an unrealized valuation gain amounting to ₩492 million and an unrealized valuation loss amounting to ₩534 million were charged to operations for the nine-month period ended December 31, 2002.

In order to reduce the impact of changes in exchange rates, the Company has entered into foreign currency option contracts. An unrealized valuation gain amounting to ₩1,618 million was charged to operations for the nine-month period ended December 31, 2002. A summary of the terms of outstanding currency option contracts as of December 31, 2002 is as follows:

	Option type	Amount (In millions)	Exercise price	Contract due date
Citi Bank	Put	US$ 8.0	₩ 1,150.0/US$	January 23, 2003
	Call	US$ 8.0	₩ 1,225.2/US$	January 23, 2003
	Put	US$ 10.0	₩ 1,212.0/US$	February 20, 2003
	Call	US$ 10.0	₩ 1,241.0/US$	February 20, 2003
	Put	US$ 10.0	₩ 1,190.0/US$	February 25, 2003
	Call	US$ 10.0	₩ 1,249.4/US$	February 25, 2003
	Put	US$ 10.0	₩ 1,205.0/US$	May 30, 2003
	Call	US$ 10.0	₩ 1,250.3/US$	May 30, 2003
Deutsche Bank	Put	US$ 10.0	₩ 1,150.0/US$	January 22, 2003
	Call	US$ 10.0	₩ 1,209.0/US$	January 22, 2003
	Put	US$ 10.0	₩ 1,190.0/US$	January 28, 2003
	Call	US$ 10.0	₩ 1,250.0/US$	January 28, 2003
	Put	US$ 10.0	₩ 1,255.0/US$	April 15, 2003
	Call	US$ 10.0	₩ 1,310.0/US$	April 15, 2003
Credit Lyonnais	Put	US$ 10.0	₩ 1,240.00/US$	January 13, 2003
	Call	US$ 10.0	₩ 1,294.25/US$	January 13, 2003
	Put	US$ 10.0	₩ 1,245.0/US$	April 11, 2003
	Call	US$ 10.0	₩ 1,303.5/US$	April 11, 2003

Continued;

14. Commitments and Contingencies, Continued:

As a result of interest rate swap contracts settled during the nine-month period ended December 31, 2002 and the above derivatives contracts, a gain amounting to ₩23,222 million and a loss amounting to ₩11,506 million were recognized as non-operating income and expense, respectively, for the nine-month period ended December 31, 2002.

As of December 31, 2002, the Company is named as the defendant in legal actions which were brought against the Company by AVS Corporation in Canada and Mahmood Saleh Abbar Co. in Saudi Arabia. In addition, the Company is named as the defendant or the plaintiff in various foreign and domestic legal actions arising from the normal course of business. The aggregate amounts of domestic claims as the defendant and the plaintiff amounted to approximately ₩314 million in eleven cases and ₩457 million in eight cases, respectively, as of December 31, 2002. The Company believes that the outcome of these matters is uncertain but, in any event, they would not result in a material ultimate loss for the Company. Accordingly, no provision for potential losses arising from these claims is reflected in the accompanying non-consolidated financial statements.

Zenith Electronics Corporation ("Zenith"), a subsidiary, has experienced significant financial difficulties resulting from continuous losses. Zenith filed a pre-packaged plan of reorganization under Chapter 11 of the Bankruptcy Code of the United States of America, and the reorganization plan was approved by a legal court in November 1999. As a result of the reorganization plan, the Company owns 100% of equity in the restructured Zenith. However, due to continuous losses and accumulated deficits, as of December 31, 2002, Zenith's total liabilities are greater than its total assets by ₩274,922 million (US$229 million). As of December 31, 2002, the Company has ₩138,580 million (US$115 million) of senior secured notes issued by Zenith, ₩72,024 million (US$60 million) of loans to Zenith, and ₩13,204 million (US$11 million) of guarantees provided to Zenith. As of December 31, 2002 the Company provided bad debt allowance amounting to ₩76,764 million for the above senior secured notes and loans (see Note 7).

In response to the generally unstable economic conditions , the Korean government and the private sector have been implementing structural reforms to historical business practices. Implementation of these reforms is progressing slowly, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The Company may be either directly or indirectly affected by these generally unstable economic conditions and the reform program described above. The accompanying non-consolidated financial statements reflect management's assessment of the impact to date of the economic situation on the financial position of the Company. Actual results may differ materially from management's current assessment.

15. Capital Stock:

Capital stock as of December 31, 2002 is as follows:

	Number of shares issued	Par value	Millions of Won
Common stock	139,606,263	₩ 5,000	₩ 698,031
Preferred stock (*)	17,185,992	5,000	85,930
	156,792,255		₩ 783,961

As of December 31, 2002, the number of shares authorized is 600,000,000 shares.

(*) As of December 31, 2002, 17,185,992 shares of non-voting preferred stock are issued and outstanding. The preferred shareholders have no voting rights and are entitled to non-participating and non-cumulative preferred dividends at a rate of one percentage point over those for common stock. This preferred dividend rate is not applicable to stock dividends.

16. Capital Surplus:

As a result of the spin-off, on April 1, 2002, ₩1,876,153 million was recorded as capital surplus representing the difference between net assets transferred from LG Electronics Investment Ltd. amounting to ₩2,815,707 million and capital stock amounting to ₩783,961 million and capital adjustments transferred from LG Electronics Investment Ltd. amounting to ₩155,593 million.

17. Retained Earnings:

The Commercial Code of the Republic of Korea requires the Company to appropriate, as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

In accordance with the regulations regarding securities' issuance and disclosure (formerly the provisions of the Financial Control Regulation for publicly listed companies), the Company is required to appropriate, as a reserve for improvement of financial structure, a portion of retained earnings equal to a minimum of 10% of its annual income plus at least 50% of the net gain from the disposal of property, plant and equipment after deducting related taxes, until equity equals 30% of total assets. This reserve is not available for the payment of dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's shareholders.

Pursuant to the Special Tax Treatment Control Law, the Company is allowed to appropriate retained earnings as a reserve for research and manpower development. This reserve is not available for the payment of dividends until used for the specified purposes or reversed.

18. Capital Adjustments:

Capital adjustments as of December 31, 2002 are as follows:

	Millions of Won
Treasury stock	₩ (11,850)
Gain on valuation of investments	79,238
Loss from disposal of treasury stock	(166)
	₩ 67,222

As of December 31, 2002, the Company retains treasury stock consisting to 215,973 shares of common stock and 4,678 shares of preferred stock. The Company intends to give the treasury stock to employees as compensation or to sell these in the future.

19. Income Taxes:

For the nine-month period ended December 31, 2002, income tax expense is as follows:

	Millions of Won	
Current income taxes	₩	168,624
Deferred income taxes		(47,227)
	₩	121,397

The statutory income tax rate applicable to the Company, including resident tax surcharges, is approximately 29.7%. The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company:

	Millions of Won	
Income before taxes	₩	399,113
Statutory tax rate		29.70%
Expected taxes at statutory rate		118,537
Permanent differences and others		11,092
Tax credits		(8,232)
Actual taxes	₩	121,397
Effective tax rate		30.42%

Continued;

19. Income Taxes, Continued:

Changes in the components of deferred income taxes for the nine-month period from April 1, 2002 to December 31, 2002 are as follows (in Millions of Won):

	As of April 1, 2002	Increases	Decreases	As of December 31, 2002
Deferred income tax assets				
Deferred foreign exchange loss, net	₩ 3,757	₩ -	₩ 1,347	₩ 2,410
Investments using the equity method of accounting	336,494	-	18,002	318,492
Bad debt expense	52,583	51,016	41,828	61,771
Product warranty provision	11,946	11,576	-	23,522
Others	22,872	16,970	12,336	27,506
Total	427,652	79,562	73,513	433,701
Deferred income tax liabilities				
Amortization of intangible assets	(52,824)	-	(14,769)	(38,055)
Customs duty drawback	(4,728)	(5,321)	(4,728)	(5,321)
Reserve for technology development	(86,323)	-	(23,834)	(62,489)
Deferred income tax for investment securities	(89,815)	-	-	(89,815)
Others	(3,354)	(116)	(3,354)	(116)
Total	(237,044)	(5,437)	(46,685)	(195,796)
Net deferred income tax assets	₩ 190,608	₩74,125	₩26,828	₩ 237,905

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated net realizable value.

20. Earnings Per Share:

Basic earnings per share are computed by dividing net income allocated to common stock by the weighted average number of common shares outstanding during the nine-month period. Basic ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted average number of common shares outstanding during the nine-month period.

Basic earnings per share for the nine-month period ended December 31, 2002 are calculated as follows:

	Millions of Won (except for EPS data)
Basic earnings per share	
Net income as reported on the income statement	₩ 277,716
Less: Preferred stock dividends	(18,041)
Additional income available for dividend allocated to preferred stock	(13,199)
Net income allocated to common stock	246,476
Weighted average number of common shares outstanding	139,414,824
Basic earnings per share (in Korean Won)	₩ 1,768

Basic ordinary income per share for the nine-month period ended December 31, 2002 is the same as basic earnings per share, because there were no extraordinary gains or losses.

21. Dividends:

Details of dividends for the nine-month period ended December 31, 2002 are as follows:

Dividends

	Millions of Won		
	Dividend ratio (%)	Dividend amount	
Common shares	20.0%	₩	139,390
Preferred shares	21.0%		18,041
		₩	157,431

Dividend payout ratio

	Millions of Won	
Total dividends (A)	₩	157,431
Net income (B)		277,716
Dividend payout ratio ((A)/(B))		56.69%

Dividend yield ratio

	In Won			
	Common shares		Preferred shares	
Dividend per share (A)	₩	1,000	₩	1,050
Market price as of balance sheet date (B)		41,300		18,800
Dividend yield ratio ((A)/(B))		2.42%		5.59%

22. Transactions with Related Parties:

Significant transactions entered into in the ordinary course of business with related parties for the nine-month period ended December 31, 2002 and the related account balances outstanding as of December 31, 2002 are summarized as follows:

	Millions of Won			
	Sales	Purchases	Receivables	Payables
LG Electronics U.S.A., Inc.	₩ 376,665	₩ 49,103	₩ 4,797	₩ 29,582
LG Electronics Alabama, Inc.	134,247	19,135	3,280	6,399
LG Electronics Australia PTY, Ltd.	192,599	10,633	3,543	6,935
LG Electronics Service Europe Netherlands B.V.	436,017	21,297	11,071	24,593
Hitachi/LG Data Storage Inc.	866,426	97,170	8,836	7,483
Zenith Electronics Corporation	51,741	20	253,930	10,824
LG.Philips Displays Holding B.V.	11,451	177,613	4,003	89,318
LG Infocomm U.S.A. Inc.	1,087,148	111	27,364	-
LG Electronics Investment Ltd.	197	2,877	31,978	231
LG CNS Co., Ltd.	7,602	152,412	1,670	13,166
LG Innotek Co., Ltd.	5,834	135,787	3,560	17,142
Hi Plaza Inc.	647,771	9,677	18,269	340
LG Telecom, Ltd.	319,999	14,190	132,801	4,772
Others	3,223,198	1,430,288	485,454	608,864
	₩7,360,895	₩2,120,313	₩ 990,556	₩ 819,649

23. Segment Information:

The Company has organized four reportable business divisions: Digital Display & Media division, Digital Appliance division, Mobile Handset division and Telecommunication System division. In addition, the Company has a centralized supporting division to provide general and administrative, marketing and sales and research and development services to each business division.

The main products that each business division manufactures and sells are as follows:

Digital Display & Media division:	VCR, PC, computer, CD-ROM and audio, TV, monitor and PDP
Digital Appliance division:	Refrigerator, washing machine, air conditioner, microwave oven and vacuum cleaner
Mobile Handset division:	CDMA handset, GSM handset, wireless telephone, WLL handset
Telecommunication System division:	Mobile telecommunication, transmitter, switchboard, keyphone system

Continued;

23. Segment Information, Continued:

Financial Data by Business Division (Millions of Won)

	Total	Digital Display & Media	Digital Appliance	Mobile Handset	Telecommunication System	Supporting Division
		Million of Won				
Sales						
External sales	₩13,905,098	₩5,931,025	₩ 4,356,961	₩ 2,740,895	₩ 740,900	₩ 135,317
Inter-division sales	175,236	61,254	16,917	32,310	2,061	62,694
	14,080,334	5,992,279	4,373,878	2,773,205	742,961	198,011
Operating income (loss)	661,673	141,082	385,164	243,430	(34,934)	(73,069)
Fixed assets						
Property, plant and equipment	2,893,372	827,438	849,042	218,590	222,004	776,298
Intangible assets	972,467	71,449	13,343	314,204	99,239	474,232
Total	3,865,839	898,887	862,385	532,794	321,243	1,250,530
Depreciation and amortization	₩ 447,809	₩ 130,949	₩ 87,791	₩ 76,539	₩ 42,168	₩ 110,362

Financial Data by Geographic Area (Millions of Won)

	Total	Domestic	North America	Europe	Central & South America	Central Asia	Asia	Oceania	Others
Sales									
External sales	₩13,905,098	₩5,054,623	₩3,146,157	₩1,361,473	₩257,346	₩552,951	₩3,102,253	₩254,874	₩175,421
Ratio (%)	100%	36%	23%	10%	2%	4%	22%	2%	1%
Inter-division sales	175,236	175,236	-	-	-	-	-	-	-
	₩14,080,334	₩5,229,859	₩3,146,157	₩1,361,473	₩257,346	₩552,951	₩3,102,253	₩254,874	₩175,421

24. Spin-Off:

Upon a resolution of the Board of Directors on November 15, 2001 and a resolution of the shareholders on December 28, 2001, the Company was spun-off from LG Electronics Investment Ltd. on April 1, 2002. On April 2, 2002, the Company completed the registration process required for new company, in accordance with the Commercial Code of the Republic of Korea.

In accordance with the provisions in the Commercial Code Article No. 530-2, LG Electronics Investment Ltd. established the Company to engage in the electronics and information and communications businesses.

The Company issued shares within the amount of net assets, which is the difference between the transferred assets and liabilities, and the shares were distributed to the shareholders of LG Electronics Investment Ltd. in proportion to their shares.

Accrued severance liabilities for employees working for the Company were transferred effective April 1, 2002.

The Company and LG Electronics Investment Ltd. jointly and severally hold a guarantee for the obligations before the spin-off.

Condensed financial information as of April 1, 2002 of two companies after the spin-off is as follows:

	Millions of Won		
		Post spin-off	
	Prior to spin-off	LG Electronics Investment Ltd.	LG Electronics Inc.
Assets	₩ 11,982,532	₩ 2,972,213	₩ 9,443,488
Liabilities	7,514,855	887,074	6,627,781
Equity	4,467,677	2,085,139	2,815,707

Depositary receipts (4,383,591 shares of non-voting preferred stock) which were transferred to the Company upon the spin-off were listed on the London Stock Exchange in September 2002.

25. Supplemental Cash Flow Information:

The Company considers cash on hand, bank deposits and highly liquid marketable securities with original maturities of three months or less to be cash and cash equivalents.

Significant transactions not affecting cash flow for the nine-month period from April 1, 2002 (date of spin-off) to December 31, 2002 are as follows :

		Millions of Won
Transfer to building, machinery and others from construction in-progress	₩	47,475
Transfer to machinery and equipment from machinery in-transit		72,478
Reclassification of current maturities of debentures		587,599
Reclassification of current maturities of long-term debt		9,639
Changes in retained earnings and capital adjustments arising from the equity method of accounting for investments		63,922